Mail Stop 3561

September 18, 2009

Raymond S. Willoch
Senior Vice President
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia

> **Re:** **Interface, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 9, 2009**
> **File No. 333-160858**
> **Forms 10-K and 10-K/A for the Fiscal Year Ended December 28, 2008**
> **Filed February 26 and March 4, 2009, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2009**
> **File No. 001-33994**

Dar Mr. Willoch:

We have reviewed your September 9, 2009 response letter and amended Form S-4 and have the following additional comments. Please note that we have limited our review of your amended Form S-4 to those issues we have addressed in our comments and we think you should revise that document in response to these comments. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below as it relates to your Exchange Act filings. You should comply with the remaining Exchange Act comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1. Please submit your letter included as exhibit 1 in the supplemental support booklet as separate correspondence on EDGAR, and include the other exhibits as part of your response to our comments in your next letter submitted on EDGAR.

Cover Page

2. Please correct the reference to file number 333-138215, or advise.

The Exchange Offer, page 22

Conditions to the Exchange Offer, page 24

3. We note your response to comment six of our letter dated August 25, 2009, although the disclosure continues to state, "[o]ur failure or delay at any time prior to the expiration of the exchange offer to exercise any of these rights will not be deemed a waiver of any such rights." Please tell us where the disclosure has changed to indicate that you may not implicitly waive an offer condition by failing to assert it.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

Discussion of Principal Elements of Compensation Program, page 10

Annual Bonuses, page 10

4. We note your response to comment 30 in our letter dated August 25, 2009. As previously requested, please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the targets would cause you competitive harm. For example, you should explain how "disclosing non-public information about [your] revenue, operating income, cash flow and earnings per share targets would reveal [your] strategic focus and growth goals to an extent that would make [you] vulnerable to [your] competitors." See Question 118.04 of Compliance & Disclosure Interpretations on Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Long-term Incentives, page 11

2008 Omnibus Stock Plan Awards to Named Executive Officers, page 12

5. We note your response to comment 31 in our letter dated August 25, 2009. As
requested above, please provide us on a supplemental basis a detailed analysis
regarding how disclosure of your earnings per share plus dividends targets would
cause you competitive harm.

Other Elements of Compensation Program, page 13

6. We note your response to comment 33 in our letter dated August 25, 2009. Again
as requested above, please provide us on a supplemental basis a detailed analysis
regarding how disclosure of the specified amount of reduction in company debt
and/or accumulation of cash on the balance sheet and the specified minimum
amount of operating income that must be achieved by an executive officer in
order to receive this bonus compensation opportunity would cause you
competitive harm.

******

As appropriate, please amend your registration statement in response to these
comments. Please respond to the comments on the other filings within 10 business days
or tell us when you will provide us with a response. Please provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew
Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding
the financial statements and related matters. Please contact Ronald E. Alper, Staff
Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: W. Randy Eaddy, Esq.
   Via facsimile to (404) 541-3186